UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021.

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli 18537

Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The press release issued by GasLog Partners LP. on May 13, 2021 announcing Election of Director at 2021 Annual Meeting of Limited Partners is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3 (File No. 333-249399), filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2020, the Form F-3 (File No. 333-220736), filed with the SEC on September 29, 2017 and the registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 13, 2021

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2021
GASLOG PARTNERS LP,

by
/s/ Paul A. Wogan
	Name:	Paul A. Wogan
	Title:	Chief Executive Officer